SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY
PURSUANT TO REGULATION 250.2 OF THE
PUBLIC UTILITY HOLDING COMPANY ACT
OF 1935

EXEMPTION STATEMENT

SIERRA PACIFIC RESOURCES

(Exact name of Claimant as specified in Charter)

NEVADA	88-0198358

(State of incorporation	(I.R.S. Employer Identification No.)
or organization)

P.O. Box 30150
(6100 Neil Road) Reno, Nevada 89520-3150

(Address of principal executive offices including Zip Code)
(775)834-4011

(Claimant’s telephone number, including area code)

John Brown
6100 Neil Road
Reno, Nevada 89520-0024
(Name and address of agent for service)

CALENDAR YEAR ENDED DECEMBER 31, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          Sierra Pacific Resources (SPR, the Company) is a Nevada holding company incorporated under Nevada Law on December 12, 1983. SPR became the parent of Sierra Pacific Power Company (SPPC) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of SPPC’s Common Stock ($3.75 par value) automatically converted to one share of the Company’s Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of SPPC, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150. The Company’s subsidiaries are Nevada Power Company (NPC), Sierra Pacific Power Company (SPPC), referred together as “The Utilities”, Tuscarora Gas Pipeline Company (TGPC), Lands of Sierra, Inc. (LOS), Sierra Water Development Company (SWDC), Sierra Gas Holding Company (SGHC, formerly Sierra Energy Company), Sierra Pacific Energy Company (SPE)and Sierra Pacific Communications (SPC).

     On July 28, 1999, SPR completed its merger with NPC following receipt of all regulatory approvals. The Public Utilities Commission of Nevada (PUCN) gave unanimous approval of a stipulation among the merging companies, PUCN staff and the Utility Consumer Advocate, regarding the merger.

     In accordance with the terms of the merger, each outstanding share of the Company’s common stock was converted into the right to receive either $37.55 in cash or 1.44 shares of newly issued Company common stock. Each outstanding share of NPC common stock was converted to the right to receive either $26.00 in cash or 1.00 share of newly issued Company common stock. 4,037,000 shares of Company and 11,716,611 shares of NPC common stock were exchanged for $151.6 million and $304.6 million, respectively. The remaining shares of each company were converted to newly issued shares of Company common stock.

     In June 1998, SPR announced a plan to divest its generation assets. This business strategy was described in the SPR/NPC merger applications filed with the PUCN and the FERC in July 1998.

     A revised divestiture plan was filed with the PUCN in October 1999. PUCN approval and an Order for Divestiture Plan Stipulation were received in February 2000.

     On April 18, 2001, the Governor of Nevada signed into law Assembly Bill (AB) 369. AB 369 required the utilities to use deferred energy accounting for their respective electric operations beginning on March 1, 2001.

     In Nevada, the Utilities’ divestiture of generation assets, which the PUCN had previously ordered, was halted by the provisions of AB 369 that prohibit the sale of generation assets until July 2003. AB 369 was modified as of January 1, 2003, stating that The Utilities may seek PUCN permission to sell one or more generation assets. The PUCN may approve the request to divest only if it finds the transaction to be in the public interest.

     AB 369 also provides that if an electric utility holding company acquires an interest in an out of state public utility prior to July 1, 2003, each electric utility in which the holding company holds a controlling interest shall not be entitled to the benefit of deferred energy accounting.

     NPC is a public utility engaged in the distribution, transmission, generation, purchase, and sale of electric energy in Clark County in southern Nevada. NPC provides electricity to approximately 738,080 customers in the communities of Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin, and adjoining areas, including Nellis Air Force Base. Service is also provided to the Department of Energy’s Nevada Test Site in Nye County.

     NPC has three wholly owned subsidiaries, NPC Capital I and III (Trust I and III) and Nevada Electric Investment Company (NEICO). Trust I was created to issue 8.2% Quarterly Trust Issued Preferred Securities (QUIPS) and Series A common securities, all of which are owned by NPC. The proceeds were used to purchase from NPC its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendible to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust I is the QUIDS.

     Trust III was created to issue 7 3/4% Cumulative QUIPS and common securities, all of which are owned by NPC. The proceeds were used to purchase from NPC its 7 3/4% QUIDS due September 30, 2038, extendible to September 30, 2047 under certain conditions, in a principal amount of $72.2 million. The sole asset of the Trust III is the QUIDS.

     NEICO and UTT Nevada, Inc., an affiliate of Exelon Thermal Technologies, formed Northwind Las Vegas, LLC, a Nevada limited liability company, for the purpose of evaluating district energy projects in southern Nevada in October of 1997. Also, in October of 1997, NEICO and UTT Nevada, Inc. formed Northwind Aladdin, LLC, a Nevada limited liability company, for the purpose of owning, constructing, operating and maintaining a facility for the production and distribution of chilled water, hot water and emergency power for Las Vegas’ Aladdin Hotel and Casino. The project was completed in the first quarter of 2000 and is operational. The Alladin Hotel and Casino filed for Chapter 11 bankruptcy protection in September 2001. NEICO also owns property in Wellington, Utah, which was the site of a coal washing and load out facility.

     SPPC is a public utility engaged principally in the distribution, transmission, generation, purchase and sale of electric energy. SPPC also provides natural gas services in the Reno-Sparks area of Nevada. SPPC provides electricity to more than 342,611 customers in approximately 50,000 square miles of service area in western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City, Elko, and a portion of eastern California, including the Lake Tahoe area. Electric revenues make up 85% of SPPC’s revenue. SPPC provides natural gas service in Nevada to approximately 134,835 customers in an area of about 600 square miles in Reno/Sparks and environs. In 2004, natural gas revenues were 15% of SPPC’s revenues.

     SPPC has three subsidiaries, Piñon Pine, Sierra Pacific Power Capital I, (the Trust), and SPPC Funding LLC.

     In August 1992, SPPC executed a cooperative agreement with the U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Piñon Pine Power Project, (Piñon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program. The DOE funded approximately $167 million for construction, operation, and maintenance of the project.

     To date, SPPC has not been successful in obtaining sustained operation of the gasifier. In 2001, SPPC retained an independent engineering consulting firm to complete a comprehensive study of the Piñon Pine gasification plant. After evaluating the options presented in the draft report, SPPC decided not to pursue modifications intended to make the facility operational and sought recovery of the experimental portion of Piñon Pine that was not previously being recovered through regulated rates in its general rate case, filed December 1, 2003. This recovery is based, in part, on the PUCN’s approval of Piñon Pine as a demonstration project in an earlier Integrated Resource Plan (IRP). Investments in the Piñon Pine generating facility were not addressed by the stipulation. SPPC sought recovery of its investment of approximately $96 million ($90 million associated with the Nevada jurisdiction) for costs associated with this facility over an extended period (between 10 and 25 years). The recovery of these costs would be in addition to the $40 million annual increase provided for by the stipulation agreement.

     On May 27, 2004, the PUCN responded to SPPC’s request for recovery of the Piñon investments. The PUCN permitted recovery of approximately $37 million (Nevada jurisdictional) of the costs plus a carrying charge to be amortized over 25 years and approximately $11 million (Nevada jurisdictional) of costs without a carrying charge to be amortized over 10 years. The PUCN order granted a $46.7 million increase to SPPC’s general revenues.

     As a result of the PUCN order, SPPC evaluated the Piñon Pine generating facility for impairment under the provisions of SFAS No. 90, “Regulated Enterprises—Accounting for Abandonments and Disallowances of Plant Costs”. As a result of this evaluation, SPPC recognized an impairment loss of approximately $47 million in the second quarter of 2004. The impairment loss recognized consists of disallowed costs of approximately $43 million and an additional $4 million loss because the PUCN did not permit a carrying charge on $11 million of the costs to be recovered.

     SPPC filed a petition for judicial review of the PUCN’s Piñon Decision in the Second Judicial District Court of Nevada on June 8, 2004. The petition is based on existing resource planning statutes and regulations as they apply to the Piñon project. The Piñon project was approved by the PUCN in SPPC’s 1992 Integrated Resource Plan as presented.

          The Trust is a wholly owned subsidiary of SPPC. The existence of the Trust was for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from SPPC its 8.60% Junior Subordinated Debentures. SPPC redeemed 100% of the 8.60% Junior Subordinate Debentures effective November 29, 2001

          SPPC Funding LLC is a wholly owned subsidiary of SPPC. SPPC Funding LLC issued 6.40% notes, Series 1999-1 to support issuance by the California Infrastructure and Economic Development Bank Special Purpose Trust SPPC-1 of it’s 6.40% Rate Reduction Certificates, Series 1999-1.

          TGPC was formed as a wholly owned subsidiary of SPR in 1993 for the purpose of entering into a partnership with a wholly owned subsidiary of TransCanada PipeLines, Ltd., headquartered in Calgary, Alberta, Canada. The partnership, Tuscarora Gas Transmission Company (Tuscarora) was formed for the purpose of constructing and operating an interstate natural gas pipeline from Malin, Oregon to Reno, Nevada to serve an expanding gas market in Reno, northern Nevada, and northeastern California. In late 1995, Tuscarora completed the construction of its 229-mile pipeline system and began commercial operations on December 1, 1995. Tuscarora takes custody of its customers’ gas near Malin, Oregon at a pipeline interconnect with Gas Transmission Northwest (GTN), the upstream pipeline. Upon custody transfer, Tuscarora transports its shippers’ gas to various delivery points along the Tuscarora system as prescribed by its customers. GTN is a major interstate natural gas pipeline extending from the U.S./Canadian border, at a point near Bonners Ferry, Idaho to the Oregon/California border. The GTN system provides Tuscarora customers access to Canadian natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America.

          As an interstate natural gas pipeline, Tuscarora provides only transportation service to its customers. SPPC was the largest customer at the start of commercial operations and continues to be Tuscarora’s largest customer contributing 75% of gross revenues in 2004.

          In 2002, Tuscarora completed a major system expansion with the placement of new facilities into service on December 1, 2002. That expansion added an incremental 55,912 Dth/day of long-term firm capacity commitments to the pipeline system.

          In June 2003, and in direct response to shipper interest, Tuscarora held an open season, which solicited market interest in additional firm capacity by winter 2005-06. The open season resulted in the execution of Precedent Agreements and firm Transportation Service Agreements for 71,753 Dth/day of incremental firm capacity and 20,000 Dth/day turn-back capacity for a net increase in subscribed capacity of 51,753 Dth/day. The shippers that participated in that open season were all local distribution companies (LDC’s) serving end use customers in northern Nevada and northern California. On the strength of those agreements, Tuscarora launched its 2005 Expansion Project submitting its Application for a Certificate of Public Convenience and Necessity to the Federal Energy Regulatory Commission on May 21, 2004. The 2005 Expansion was ultimately terminated on December 29, 2004 under conditions acceptable to Tuscarora.

          Lands of Sierra was organized in 1964 to develop and manage SPPC’s non-utility property in Nevada and California. These properties previously included retail, industrial, office and residential sites, timberland, and other properties. In keeping with SPR’s strategy to focus on its core energy business, LOS continues to sell its remaining properties. In June of 2004, LOS sold its property in California. The remaining land located in Nevada, is of minimal book value.

          Sierra Water Development Company is a Nevada corporation, which is a wholly owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada. It has not conducted any activity for several years.

          Sierra Gas Holding Company, formerly Sierra Energy Company, is a Nevada Corporation, which is a wholly owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.

          Sierra Pacific Energy Company was formed to market a package of technology and energy-related products and services in Nevada. SPE filed an application with the PUCN to be licensed as an Alternative Seller of Electricity in the state of Nevada. SPE has withdrawn its application with the PUCN and dissolved its retail energy marketing efforts. SPE continues to manage several long term commitments entered into prior to its withdrawal from the retail energy marketing effort.

          Sierra Pacific Communications (SPC) was formed as a Nevada corporation in 1999 to identify and develop business opportunities in telecommunications services and infrastructure. SPC entered 2004 with two distinct business areas. The first involved a fiber optic system extending between Salt Lake City, Utah and Sacramento, California (the Long Haul System or System) and the second was the Metro Area Network (MAN) business in Las Vegas and Reno, Nevada.

          Consistent with management’s strategy to focus on the core utility business, SPR sold SPC’s MAN assets on June 30, 2004.

          SPC had formed a limited liability company with Touch America, Inc. (TAI) named Sierra Touch America LLC (STA) in 2000, to further the development of the Long Haul System. The project sustained significant cost overruns and several complaints and mechanic’s liens were filed against several parties, including STA and SPC, by System contractors and subcontractors. In September 2002, SPC and TAI entered into an agreement whereby SPC redeemed its membership interest in STA and acquired fiber optic assets in the System and an indemnity for System liabilities, for a total purchase price of $48.5 million. SPC also executed a $35 million promissory note in favor of STA. TAI remained as the sole member of STA. In June 2003, TAI and all its subsidiaries (including STA) filed a petition for Chapter 11 bankruptcy protection. SPC pursued litigation in TAI’s bankruptcy case to resolve its obligations to, and claims against, TAI and its affiliates. After more than a year of litigation and extensive negotiations among various parties, SPC entered into a settlement agreement dated July 28, 2004, with TAI, STA, and AT&T. The bankruptcy court approved TAI’s plan of liquidation and the settlement agreement by order dated October 6, 2004.

          Under the terms of the settlement agreement, SPC paid $6 million to STA in July 2004, and $4 million in October 2004, in satisfaction of SPC’s obligations to STA on the $35 million promissory note, and toward settlement of the various complaints and mechanic’s liens mentioned above. The settlement also provides SPC with one remaining duct and associated occupancy rights in the System and allows SPC to complete the transfer and sale of this duct, which was negotiated under a 2002 contract with a telecommunications carrier for $20 million.

  2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

(a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

(b) The electric properties of NPC, a public utility subsidiary of the Company, are physically located in the State of Nevada.
The electric properties of SPPC, a public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas properties are entirely located within the State of Nevada.

NPC:

Generation

          The following is a list of NPC’s generation plants, including their megawatt (MW) summer net capacity, the type/fuel that they use to generate, and the location.

		Number
		of	MW	Location
Name	Type/Fuel	Units	Capacity	(State)
Clark Station	Steam/Gas Turbine,
	Combined Cycle (1)
	/Natural Gas, Oil	10	687	Nevada
Reid Gardner (2)	Steam/Coal	4	355	Nevada

Navajo (3)	Steam/Coal	3	255	Nevada
Mohave (4)(5)	Steam/Coal	2	222	Nevada
Sunrise	Steam/Gas Turbine,
	Natural Gas, Oil	2	149	Nevada
Harry Allen	Gas Turbine,
	Natural Gas, Oil	1	72	Nevada

			1,740

1.	The two combined cycles at Clark each consist of two gas turbines, two HRSGs, and one steam turbine. In 1993 and 1994, the original 4 gas turbines (1979-1982) were combined with 4 new HRSGs and 2 steam turbines to form the combined cycles.

2.	Reid Gardner 4 is co-owned by the California Department of Water Resources (CDWR) (67.8%) and NPC (32.2%); NPC is the operating agent. NPC is entitled to 25 MW of base load capacity and 235 MW of peaking capacity, subject to the following limitations: 1,500 hours/year, 300 hours/month, and 8 hours/day. There was a 15 MW upgrade to the Unit in 1990, which is now under CDWR’s control; the total summer net capacity of the Unit is 275 MW. Reid Gardner Units 1, 2, and 3 are 110 MW each; the total summer net capacity of the Station is 605 MW.

3.	NPC has an 11.3% interest in the Navajo Generating Station. The total capacity of the Station is 2,250 MW. Salt River Project is the operator (21.7% interest). There are 4 other partners: U.S. Bureau of Reclamation (24.3% interest), Los Angeles Dept. of Water & Power (21.2% interest), Arizona Public Service Co (14% interest), and Tucson Electric Power (7.5% interest).

4.	NPC has a 14% interest in the Mohave Generation Station. The total summer net capacity of the Station is 1,580 MW. Southern California Edison is the operator (56% interest). There are 2 other partners: Salt River Project (20% interest) and the Los Angeles Dept. of Water & Power (10% interest).

5.	Per a 1999 Consent Decree, Mohave will not operate beyond 2005 without the installation of specified air pollution control equipment. Mohave participants have not made this necessary investment due to the uncertainty of coal supply and water availability. NPC is preparing for the shutdown of the facility by the end of 2005 by securing future replacement resources and by obtaining Public Utilities Commission of Nevada approval to establish the proper regulatory accounts related to the shutdown.

     On June 23, 2004, NPC announced that it reached an agreement to acquire from Duke Energy the partially constructed nominally rated 1,200 MW natural gas-fired combined-cycle power plant located north of Las Vegas, the Lenzie project. Total costs to acquire and complete construction of the facility are estimated at $558 million, of which $182 million is for the facility in its current state of completion. The transaction was approved by the PUCN on September 17, 2004 and closed on October 13, 2004. The Lenzie project is comprised of two nominally rated 600MW combined cycle generators. NPC entered into a contract with Fluor Enterprises to complete construction of the Lenzie project. The completion of Unit 1 of the facility is targeted for December 2005 and March 2006 is the targeted completion date for Unit 2.

Transmission

     NPC’s existing transmission lines are primarily located within Clark County, Nevada. Six 230 kV transmission lines and two 230/69 kV transformers connect NPC to the Western Area Power Administration’s (Western) transmission facilities at Henderson and Mead substations. Three 230 kV lines connect NPC to the Los Angeles Department of Water and Power’s transmission facilities at McCullough Substation. Two 500/69 kV transformers connect NPC to the Southern California Edison system at the Mohave Generating station. A 345 kV line connects NPC to PacifiCorp at the Utah-Nevada state line. Also, NPC has two 500/230 kV transformers that connect NPC to the Navajo Transmission System at the Crystal Substation. Finally, NPC has ownership rights in two 500 kV transmission lines that allow for the transmittal of NPC’s share of power from its interests in the Mohave and Navajo Generating Stations to the NPC control area. If the Mohave Generating station is shut down in 2005, NPC intends to continue to utilize the Eldorado Transmission System that is connected to the Mohave Generating station to supply NPC load and to meet other transmission service obligations currently in place. The transmission lines and generation facilities are governed under separate contracts.

     NPC received approval from the PUCN to construct four 230 kV switchyards proposed in NPC’s 2003 Integrated Resource Plan (IRP):

•	The Avera 230 kV switchyard was completed in February 2003.

•	The Beltway 230 kV switchyard was placed in-service in May 2004.

•	The Las Vegas South 230 kV switchyard is proposed in 2006 to serve new loads as well as to relieve line loadings on the 138 kV sub-transmission system in the vicinity of this proposed 230 kV switchyard.

•	The McDonald 230 kV switchyard is planned for an in-service date of June 2008.

     The Avera and Beltway projects are needed for system reliability, increased import capability, and to provide a path for Centennial IPP energy to be delivered into or through NPC’s transmission system.

     Also approved as part of the 2003 IRP was the construction and or upgrades of the following facilities:

•	Replace the existing Clark 230/138 kV transformer in 2005 with a higher rated unit. The Clark transformer upgrade is needed to allow NPC to meet its projected maximum transmission import requirements for the summer peak.

•	Upgrade the existing Arden-Decatur 230 kV transmission line in 2005. The Arden-Decatur 230 kV line upgrade is one of the components of the Centennial Plan and is needed to maintain export capability in order to service numerous IPP transmission service requests.

•	Construction in 2007 of the Southern Nevada Import Project (SNIP). SNIP consists of various line reconductoring projects. SNIP will allow NPC to meet its projected maximum import requirements in 2007.

     As part of the 2nd Amendment to the Supply Side Action Plan to the 2003 IRP filing, NPC was granted approval to construct the Lenzie 500 kV substation and fold in the existing Harry Allen to Northwest 500 kV line into this substation. This project is scheduled to be completed in March 2006.

          As part of the 3rd Amendment to the Action Plan to the 2003 IRP filing, NPC was granted approval for the following projects.

•	Cancellation of the previously approved Clark 230/138 kV transformer replacement.

•	Construction of approximately 16 miles of a new 230 kV line to re-route the existing Harry Allen to Northwest 230 kV line in order to allow for the conversion of a section of this 230 kV circuit to 138 kV for load serving capability.

•	The approval to exclude the previously approved McCullough 500/230 transformer from the scope of work from the Harry Allen to Mead 500 kV transmission project.

•	The approval to postpone construction of SNIP to some point beyond 2007. NPC will evaluate the need for this project and set a new in-service date in a future Status Report filing.

     During 2001 and 2002, several Independent Power Producers(IPP)proposed the construction of new generating plants in southern Nevada and requested transmission service from NPC. NPC proposed the Centennial Plan to address transmission service requests from these IPPs. The Centennial Plan was approved in NPC’s 2001 Re-filed IRP. This plan, consistent with its tariff and the FERC pricing policies, involves the following lines (1) the Harry Allen substation to Crystal substation 500 kV line, (2) the Harry Allen substation to Northwest substation 500 kV line, (3) the Harry Allen substation to Mead substation 500 kV line and (4) two Bighorn to Arden 230 kV lines. Additional facilities include a new 500 kV substation at Harry Allen, 500/230 kV transformers at Mead, McCullough and Northwest substations, two phase shifting transformers at Crystal substation, the Beltway 230/138 kV substation, the upgrade of the Arden to Decatur 230 kV line and several other sub-transmission upgrades and additions. The Harry Allen—Crystal 500 kV line and the Harry Allen 500 kV substation were energized in June 2002. The Arden- Bighorn 230 kV #1 and #2 lines were completed in July 2002. The Harry Allen—Northwest 500 kV line, the Northwest 500/230 kV transformer and the Northwest 500 kV substation were completed in March 2003. The Crystal 500 kV phase shifting transformers were installed in February 2004. The scheduled in-service date for the Harry Allen-Mead 500 kV line and the Mead 500/230 kV transformer is January 2007.

Distribution

NPC’s distribution facilities consist of 126 substations, and approximately 10,556 electric miles of distribution lines.

SPPC:

Generation

SPPC’s electric generation is supplied by power plants which utilize fuel as set forth below:

	No. of		Capacity	Location
Power Plant	Units	Fuel	(MW)	(State)
Ft. Churchill	2	Gas/Oil	226	Nevada
Tracy	3	Gas/Oil	244	Nevada
Tracy 4&5 (1)	2	Gas	104	Nevada
Clark Mountain	2	Gas/Oil	132	Nevada
Valmy (2)	2	Coal	261	Nevada
Other (3)(4)	29	Gas/Diesel Hydro	90	Nevada

	40		1,057

1.	Tracy 4&5 are part of the Pinõn Pine Integrated Coal Gasification Combined Cycle power plant located at Tracy Station. This project was part of the Department of Energy’s Clean Coal Demonstration Program. Although the coal gasification portion of the facility has never proven operational, the combined cycle unit has been operating on natural gas since 1996. The combined cycle consists of one combustion turbine, one HRSG, and one steam turbine. In 2003, SPPC installed duct burners, which increased the summer net capacity from 89 MW to 104 MW.

2.	Valmy is co-owned by Idaho Power Company (50%) and SPPC (50%); SPPC is the operator. The Plant has a total summer net capacity of 522 MW.

3.	Included are 4 hydro generating plants (10.3 MW capacity) that are being sold to Truckee Meadows Water Authority (TMWA); the turnover is expected in mid-2005. On January 15, 2001, SPPC and TMWA entered into an Asset Purchase Agreement pending Public Utilities Commission of the State of California approval. On November 19, 2004, SPPC received final approval from the Commission to sell the plants for $8 million. The Commission noted that the sale of these plants is authorized by California statute, is in the public interest, and has no adverse environmental impact. The delay in regulatory approval was due to SPPC having to file a new application after the initial application was deemed not sufficient to allow the Commission to address and analyze the environmental impact of the sale. The ratemaking treatment of the sale has been deferred by the Commission pending resolution of the appropriate treatment of gains on sale.

4.	Farad, a 2.8 MW hydro plant, has been out of service since the summer of 1996 due to a collapsed flume. While planning the reconstruction, a flood on the Truckee River in January 1997 destroyed the diversion dam. SPPC filed a claim with the insurers for the flume and dam and in December 2003, SPPC sued the insurers in Federal Court on a coverage dispute relating to potential rebuild costs. Management has concluded that irrespective of the outcome of the suit the cost in losses associated with SPPC’s claim are not material.

Transmission

     SPPC’s existing transmission lines extend some 300 miles from the crest of the Sierra Nevada mountain range in eastern California, northeast to the Nevada-Idaho border at Jackpot, Nevada, about 160 miles from Reno northwest to Alturas, California, and 250 miles from the Reno area south to Tonopah, Nevada.

     A 230 kV transmission line connects SPPC to facilities near the Utah-Nevada state line, which in turn interconnects SPPC to PacifiCorp and Los Angeles Department of Water and Power facilities located in Utah. A 345 kV transmission line connects SPPC to Idaho Power’s facilities at the Idaho-Nevada state line. A 345 kV line connects SPPC to the Bonneville Power Administration’s facilities near Alturas, California.

     SPPC also has two 120 kV lines and one 60 kV line that interconnect with Pacific Gas & Electric on the west side of SPPC’s system at Donner Summit, California. Two 55 kV transmission ties connect to Southern California Edison. These two minor interties are available for use during emergency conditions affecting either party. The transmission intertie system provides access to regional energy sources.

     The Falcon to Gonder Project is a new 180-mile 345 kV line connecting SPPC’s Falcon Substation to Mt. Wheeler Power’s Gonder Substation. The Falcon to Gonder Project improves system import and export capabilities and enables SPPC to provide transmission service between Idaho, Utah, and the northwest U.S. The project was placed into service May 2004. Total project costs incurred were approximately $98 million.

          As part of the Supply Side Action Plan to the 2004 IRP filing SPPC was granted approval for the following:

1.	Construct a new 345 kV transmission line from the existing East Tracy 345 kV substation to a new 345 kV substation (“Emma”) located east of Virginia City.

2.	Acquire additional transmission easements for a future transmission line between the proposed Emma 345 kV substation and the existing Mira Loma 345 kV substation.

3.	A reservation of transmission import capability over SPPC’s system for native load customers.

4.	Forecasted expenditures to participate in the development of a Regional Transmission Organization (RTO)

Distribution

     SPPC’s distribution facilities consist of 191 substations, 170 in Nevada and 21 in California. SPPC has approximately 18,475 electric miles of distribution lines, 17,564 in Nevada and 911 in California.

     As of December 31, 2004, SPPC owned and operated 1,845 miles of three-inch equivalent natural gas distribution piping.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

NPC sold approximately 19,886,561 Kwh of electric energy for the year ended December 31, 2004.

Electric	Volumes Sold (KWH)
Retail	19,016,163,000
Wholesale	870,398,000
Total	19,886,561,000

SPPC sold approximately 9,664,145,000 Kwh of electric energy for the year ended December 31, 2004 and sold approximately 16,992,811 Mcf of natural gas at retail during the same period.

Electric	Volumes Sold (KWH)
Retail	9,158,159,000
Wholesale	505,986,000
Total	9,664,145,000

Gas	Volumes Sold (Mcf)
Retail	13,602,208
Wholesale	3,390,603
Total	16,992,811

(b)	Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized .

NPC had no retail electric energy or gas sales outside the State of Nevada.

SPPC sold approximately 530,743,000 Kwh of electric energy at retail to customers in the State of California. SPPC had no retail natural gas sales outside the State of Nevada.

Electric	Volumes Sold (KWH)
California	530,743,000

(c)	Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

NPC sold approximately 492,600,000 Kwh at wholesale to customers outside the State of Nevada for the year ended December 31, 2004. NPC sold approximately 12,542,465 Mcf of natural gas at wholesale to customers outside the state of Nevada for the year ended December 31, 2004.

Electric	Volumes Sold (KWH)
Arizona	492,600,000
Total	492,600,000

Gas	Volumes Sold (MCF)
California	9,974,854
Oregon	193,056
Wyoming	2,374,555
Total	12,542,465

These sales are a result of NPC’s procurement policies which utilize swap transactions to purchase energy at lowest prevailing prices, and due to the sale of surplus energy.

SPPC sold approximately 519,119,000 Kwh at wholesale to customers outside the state of Nevada for the year ended December 31, 2004. SPPC sold approximately 10,492,338 Mcf of natural gas at wholesale to customers outside the state of Nevada for the year ended December 31, 2004.

Electric	Volumes Sold (KWH)
California	17,902,000
Idaho	14,628,000
Oregon	61,095,000
Utah	3,768,000
Washington	421,726,000
Total	519,119,000

Gas	Volumes Sold (MCF)
Oregon	4,660,946
Washington	199,112
Wyoming	1,357,396
Canada	4,274,884
Total	10,492,338

These sales are a result of SPPC’s procurement policies which utilize swap transactions to purchase energy at lowest prevailing prices, and due to the sale of surplus energy.

(d)	Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

     NPC purchased approximately 685,684,000 Kwh of electric energy from outside the State of Nevada during the year ended December 31, 2004.

     SPPC purchased approximately 3,562,929,000 Kwh of electric energy from outside the State of Nevada during the year ended December 31, 2004. SPPC purchased approximately 39,313,069 Mcf of natural gas from outside the State of Nevada during the year ended December 31, 2004, of which approximately 13,912,284 Mcf were used for local distribution and approximately 25,400,785 Mcf were used for electric power generation.

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

None.

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

None.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 1st day of April 2005.

SIERRA PACIFIC RESOURCES

(Name of Claimant)

By

John E. Brown
Controller
(Principal Accounting Officer)

CORPORATE SEAL
Attest:

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

John E. Brown	Controller

(Name)	(Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150 (89511)

(Address)

Exhibit A

     The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

Consolidating Balance Sheet as of December 31, 2004.

Consolidating Statement of Income for the year ended December 31, 2004.

Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 2004.

Exhibit B

See attached organizational chart.

Sierra Pacific Resources

Consolidating Balance Sheet

31-Dec-04

(Dollars In Thousands)

(Unaudited)

	SPPC	NPC	SPR	LOS	SGHC
ASSETS
Utility Property, Net	1,668,705	3,258,221	—	—	—

Investments in subsidiaries and other property, net	999	30,809	1,057	117	—

Current Assets:	352,675	694,547	(36,546)	55	47

Deferred Charges:	501,941	899,963	105,325	—	—
Discontinued Operations	—	—	—	—	—
Total Assets	2,524,320	4,883,540	69,836	172	47
CAPITALIZATION & LIABILITIES
Capitalization:
Common shareholder’s equity	705,395	1,437,481	(694,155)	(477)	79
Preferred stock	50,000	—	—	—	—
Long-term debt	994,309	2,275,690	811,282	—	—

Current Liabilities:	196,421	460,357	41,765	132	—

Discontinued Operations
Deferred Credits:	578,195	710,012	(89,056)	517	(32)
Total Capitalization and Liabilities	2,524,320	4,883,540	69,836	172	47

Sierra Pacific Resources

Consolidating Balance Sheet continued

31-Dec-04

(Dollars In Thousands)

(Unaudited)

Exhibit A

	SPC	SPE	SWDC	TGPC	TOTAL
ASSETS
Utility Property, Net	—	—	—	—	4,926,926

Investments in subsidiaries and other property, net	—	2	593	31,019	64,596

Current Assets:	—	1	—	(1,170)	1,009,609

Deferred Charges:	—	—	—	—	1,507,229
Discontinued Operations	20,107	—	—	—	20,107
Total Assets	20,107	3	593	29,849	7,528,467
CAPITALIZATION & LIABILITIES
Capitalization:
Common shareholder’s equity	29,453	2,877	644	17,319	1,498,616
Preferred stock	—	—	—	—	50,000
Long-term debt	—	—	—	—	4,081,281

Current Liabilities:	244	—	—	5	698,924

Deferred Credits:	(19,790)	(2,874)	(51)	12,525	1,189,446
Discontinued Operations	10,200	—	—	—	10,200
Total Capitalization and Liabilities	20,107	3	593	29,849	7,528,467

Sierra Pacific Resources

Consolidating Income Statement

Twelve Months Ended

31-Dec-04
(Dollars in Thousands)

(Unaudited)	SPPC	NPC	SPR	LOS	SGHC	SPC
Operating Revenues	1,035,660	1,784,092	—	2,889	7	—
Operating Expenses	924,415	1,567,602	(12,391)	1,101	6	—
Operating Income (Loss)	111,245	216,490	12,391	1,788	1	—
Other Income (Expense)	(29,837)	25,210	(238)	4	—	—
Total Income (Loss) Before Interest Charges	81,408	241,700	12,153	1,792	1	—
Net Interest Charges	62,831	137,388	106,208	—	—	—
Preferred Dividend Requirements of SPPC/NPC Obligated Mandatorilly redeemable preferred securities	—	—	—	—	—	—
Net Income (Loss)	18,577	104,312	(94,055)	1,792	1	—
Discontinued Operations	—	—	—	—	—	(3,164)
Less Preferred Dividends Requirements of Subsidiary	3,900	—	—	—	—	—

Net Earnings (Loss) Applicable to Common Stock	14,677	104,312	(94,055)	1,792	1	(3,164)

Sierra Pacific Resources
Consolidating Income Statement Continued

Twelve Months Ended
31-Dec-04

(Dollars in Thousands)

(Unaudited)	SPE	SWDC	TGPC	TOTAL
Operating Revenues	—	—	1,191	2,823,839
Operating Expenses	169	4	4,148	2,485,054
Operating Income (Loss)	(169)	(4)	(2,957)	338,785
Other Income (Expense)	—	—	8,138	3,277
Total Income (Loss) Before Interest Charges	(169)	(4)	5,181	342,062
Net Interest Charges	—	—	—	306,427
Preferred Dividend Requirements of SPPC/NPC Obligated Mandatorilly redeemable preferred securities	—	—	—	—
Net Income (Loss)	(169)	(4)	5,181	35,635
Discontinued Operations	—	—	—	(3,164)
Less Preferred Dividends Requirements of Subsidiary	—	—	—	3,900

Net Earnings (Loss) Applicable to Common Stock	(169)	(4)	5,181	28,571

SIERRA PACIFIC RESOURCES

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

31-Dec-04

(Dollars in thousands)

(Unaudited)	SPR	SPPC	NPC	LOS	SGHC	TGPC
RETAINED EARNINGS AT BEGINNING OF PERIOD	(45,695)	(119,456)	(199,837)	(15,778)	(31,551)	(8,504)

INCOME BEFORE DIVIDENDS	(94,055)	18,577	104,312	1,792	1	5,181

Discontinued Operations	—	—	—	—	—	—

DIVIDENDS DECLARED	—	(3,900)	(45,373)	(2,800)	—	(9,300)

RETAINED EARNINGS AT END OF PERIOD	(139,750)	(104,779)	(140,898)	(16,786)	(31,550)	(12,623)

SIERRA PACIFIC RESOURCES

CONSOLIDATING STATEMENT OF RETAINED EARNINGS (Continued)

31-Dec-04

(Dollars in thousands)

	SWDC	SPC	CES	Elim	TOTAL
RETAINED EARNINGS AT BEGINNING OF PERIOD	(130)	(35,575)	(10,157)	—	(466,683)

INCOME BEFORE DIVIDENDS	(4)	—	(169)	—	35,635

Discontinued Operations	—	(3,164)	—	—	(3,164)

DIVIDENDS DECLARED	—	—	—	57,473	(3900)

RETAINED EARNINGS AT END OF PERIOD	(134)	(38,739)	(10,326)	57,473	(438,112)

EXHIBIT A

SIERRA PACIFIC RESOURCES
FINANCIAL DATA SCHEDULE

     This schedule contains summary financial information extracted from internal company financial statements for the twelve month period ended December 31, 2004, and is qualified in its entirety by reference to such financial statements.

Multiplier = 1,000

The financial data is NOT restated from a previously filed schedule.

The financial data DOES NOT apply to a co-registrant.

Currency:	U.S. dollars
Period Type:	Twelve months ended December 31, 2004.
Period Start:	January 1, 2004
Period End:	December 31, 2004
Company Fiscal Year:	January 1 through December 31.
Exchange Rate:	One (1)
Book Value:	Per book

(Unaudited)
Item No.	Caption Heading	Amount
1	Total Assets	$7,528,467
2	Total Operating Revenues	$2,823,839
3	Net Income (Loss)	$28,571